Exhibit 99.14

FEE RULE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:                    Penn West Energy Trust

Financial Year Ending, used in
calculating the participation fee:     December 31, 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of the issuer’s most recent financial year	163,290,013

Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	37.99

Market value of class or series	=	6,203,387,594
(A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)

(A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):
[Provide details of how determination was made.]

(Repeat for each class or series of corporate debt or preferred shares)	(B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =	6,203,387,594

Total fee payable in accordance with Appendix A of the Rule	$65,000.00

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable	x	Number of entire months remaining in the issuer’s financial year
12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule)
1.